UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-02987

Niagara Mohawk Power Corporation

(as issuer of the 3.60% Preferred Stock and the 3.90% Preferred Stock)

National Grid plc

(as guarantor of the 3.60% Preferred Stock and the 3.90% Preferred Stock)

New York Stock Exchange

(exchange where the 3.60% Preferred Stock and the 3.90% Preferred Stock are listed)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

In respect of Niagara Mohawk Power Corporation:

300 Erie Boulevard West

Syracuse, NY 13202

(315) 474-1511

In respect of National Grid plc:

1-3 Strand

London, WC2N 5EH

United Kingdom

Justine Campbell

011 44 20 7004 3000

Group General Counsel and Company Secretary

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

3.60% Preferred Stock issued by Niagara Mohawk Power Corporation and guaranteed by National Grid plc (CUSIP: 653522300 and NYSE Symbol: NMK-B)

3.90% Preferred Stock issued by Niagara Mohawk Power Corporation and guaranteed by National Grid plc (CUSIP: 653522409 and NYSE Symbol: NMK-C)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Niagara Mohawk Power Corporation and National Grid plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Niagara Mohawk Power Corporation
(as issuer of the 3.60% Preferred Stock and the 3.90% Preferred Stock)
Dated: December 21, 2023
	By:	/s/ Christina Bostic
	Name:	Christina Bostic
	Title:	Treasurer

National Grid plc
(as guarantor of the 3.60% Preferred Stock and the 3.90% Preferred Stock)
Dated: December 21, 2023
	By:	/s/ Pritti Patel
	Name:	Pritti Patel
	Title:	Deputy Company Secretary and General Counsel Corporate